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                              October 5, 2021

       Dennis Nguyen
       Chief Executive Officer
       Society Pass Incorporated
       701 S. Carson Street, Suite 200
       Carson City, NV 89701

                                                        Re: Society Pass
Incorporated
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed October 4,
2021
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            September 27, 2021
                                                            File No. 333-258056

       Dear Mr. Nguyen:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form S-1

       Capitalization, page 31

   1. It appears from your disclosure that the "pro forma adjusted" basis gives effect to the sale of 2,888,889 shares of
common stock at an assumed public offering price of $9.00 per share after deducting
the underwriting discounts and commissions and estimated offering expenses payable. This
appears to be inconsistent with the tabular disclosure which appears to include the
entire proceeds of $26,000,000 in the "pro forma adjusted" cash balance. Please clarify
or revise.
 Dennis Nguyen
FirstName  LastNameDennis
Society Pass Incorporated Nguyen
Comapany
October    NameSociety Pass Incorporated
        5, 2021
October
Page 2 5, 2021 Page 2
FirstName LastName
2. It appears that your presentation of preferred stock within Stockholders' Equity here is inconsistent with the presentation of the preferred stock within the mezzanine section of the balance sheet on page F-41. Please clarify or revise.
3. Please revise your "Pro Forma Adjusted" disclosure to present the sale of 2,888,889 shares of common stock in this offering separately from the effect of the automatic preferred stock conversion.
4. We note from you disclosure that you issued 4,377,150 shares of common stock. For each date of issuance, please tell us the issuance price, the form of consideration received, your relationship with the purchaser, and the purpose of the issuance. Dilution, page 32

5. We note the disclosure that your pro forma net tangible book value as of June 30, 2021 would have been $(14,088,216) or approximately $(1.21) per share after giving effect to the sale of shares in this offering and upon the conversion of the convertible preferred stock at the consummation of this offering. This definition of "pro forma" appears to be inconsistent with the disclosure on page 31 which presents these transactions in the "pro forma adjusted" tabular presentation. It appears that the "pro forma" tabular presentation gives effect to the issuance of 4,377,150 shares of our common stock, the cancellation of
         150,000 shares of our common stock, the sale of 1,175 shares of Series C Preferred Stock and the sale of 6,696 shares of Series C-1 Preferred Stock. In this regard, the dilution in pro forma net tangible book value per share to new investors should be presented separately. Please clarify and revise.
       You may contact Keira Nakada at 202-551-3659 or Angela Lumley at 202-551-3398 if
you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Dietrich King at 202-551-8071 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services